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                                               October 20, 2005

BY HAND

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

      RE:         Brookdale Senior Living Inc.
                  Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-127372)

Ladies and Gentlemen:

      On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), set forth below in this letter are the Company's revised responses as requested on a conference call on October 19, 2005 with Ms. Sandra Stokes, Mr. Terry French and Mr. Alonso Rodriguez, and representatives of the Company, Ernst & Young LLP and Skadden, Arps, Slate, Meagher & Flom LLP. Reference is hereby made to the above-referenced Registration Statement on Form S-1 filed with the Commission on September 21, 2005. Capitalized terms used and not defined have the meanings given in the Registration Statement.

SEGMENT REPORTING

In response to our conversation, the Company has reviewed the discrete financial information for each of the 380 facilities that is provided to chief operating decision makers under the provisions of FAS 131, paragraph 17, for aggregating reporting segments. The Company has concluded that its economic characteristics, based on the nature of its products and services, the nature of its production process, the type and class of customer for its products and services, and the methods used to distribute its products and services, are similar. However, each facility's net operating income and related margin vary significantly across the portfolio. Based upon this analysis, the Company has concluded that it cannot apply the provisions of FAS 131, paragraph 17, or meet the quantitative thresholds of FAS 131, paragraphs 18 and 19, to get to ten operating segments or less as outlined in FAS 131, paragraph 24. Accordingly, the Company has reviewed its reporting segments and determined that the most meaningful segment information for the readers of its financial statements
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would be a segregation of the facilities along the product lines discussed in the filing. The Company has defined the most meaningful product lines to be (i) retirement centers, including independent living facilities and CCRCs that provide a wide range of services to its residents, (ii) free standing assisted living facilities that do not provide as wide a range of services and (iii) third party management services.

The Company will provide segment information in its next filing.

SAMPLE SEGMENT DISCLOSURE:

We have significant operations principally in three business segments: retirement centers, free standing assisted living, and management services. Our retirement centers are composed of 73 facilities of which 66 include a combination of independent living and assisted living units and 7 CCRCs, which provide a full continuum of care (independent living, assisted living and skilled nursing). We currently operate 290 free standing assisted living facilities that are generally comprised of smaller facilities not located in a retirement center setting which may also provide specialized care such as Alzheimer's and memory care services. We currently provide management service to 17 facilities which are owned by unaffiliated third parties.

The accounting policies of our segments are the same as those described in the summary of significant accounting policies. The following table sets forth certain segment financial and operating data.

                                         THREE MONTHS ENDED          SIX MONTHS ENDED
                                              JUNE 30,                   JUNE 30,                  YEAR ENDED DECEMBER 31,
                                              --------                   --------                  -----------------------
                                         2005         2004          2005          2004          2004          2003          2002
                                         ----         ----          ----          ----          ----          ----          ----
Revenue:
   Retirement Centers                $   92,550    $   70,887    $  167,452    $  132,266    $  279,233    $  185,684    $  156,894
   Free Standing Assisted Living         99,800        91,751       199,010       184,955       378,094        31,532            --
   Management Services                      945           582         1,816         1,632         3,545         5,368         4,622
                                     ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                     $  193,295    $  163,220    $  368,278    $  318,853    $  660,872    $  222,584    $  161,516
                                     ==========    ==========    ==========    ==========    ==========    ==========    ==========

Segment Net Operating Income (1):
   Retirement Centers                    35,104        28,373        65,547        51,722       111,332        74,486        63,914
   Free Standing Assisted Living         34,763        32,365        68,106        63,789       130,826         9,611            --
   Management Services                      945           582         1,816         1,632         3,545         5,368         4,622
                                     ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                     $   70,812    $   61,320    $  135,469    $  117,143    $  245,703    $   89,465    $   68,536
                                     ==========    ==========    ==========    ==========    ==========    ==========    ==========

General and administrative               10,980        10,137        22,523        20,485        43,640        15,997        12,540
Facility lease expense                   47,091        20,665        93,593        38,490        99,997        30,744        31,003
Depreciation and amortization            10,208        14,382        15,804        28,979        52,307        22,480        13,708
                                     ----------    ----------    ----------    ----------    ----------    ----------    ----------
   Operating income (loss)           $    2,533    $   16,136    $    3,549    $   29,189    $   49,759    $   20,244    $   11,285
                                     ==========    ==========    ==========    ==========    ==========    ==========    ==========

Total Assets:
   Retirement Centers                $  932,886
   Free Standing Assisted Living        301,253                                                     [pending]
   Management Services
                                             --                                                      --            --
                                     ----------    ----------                                ----------    ----------
                                     $1,234,139    $       --                                $       --    $       --
                                     ==========    ==========                                ==========    ==========

(1) segment net operating income defined as segment revenues less segment operating expenses.

(2)   cost of management services are included in general and administrative.
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COMMON CONTROL

The Company respectfully believes that both Fortress Registered Investment Trust ("Fund I") and Fortress Investment Trust II ("Fund II") are under the common control of Fortress Investment Group LLC ("FIG") through (a) contractual control relationships with, (b) investment advisory control over, and (c) financial interests in, Fund I and Fund II. Prior to the combination transaction, Fund I owned 50.51% of Fortress Brookdale Acquisition LLC, which owned 90.1% of BLC, and Fund II owned 73.49% of FEBC-ALT Investors LLC, the indirect parent of Alterra, 100% of Fortress CCRC and 100% of FIT REN, the entities which the Company seeks to combine.

FIG exercises voting, financial and investment control over, and has an economic interest in, each of Fund I and Fund II primarily through six agreements (three for each fund): (i) the LLC Agreement of each of Fortress Investment Fund LLC ("FIF") and Fortress Investment Fund II LLC ("FIF II"); (ii) the Investment Management Agreement between FIG and each of Fortress Fund MM LLC ("Fund MM") and Fortress Fund MM II LLC ("Fund MM II"); and (iii) the LLC Agreement of each of Fund MM and Fund MM II. Furthermore, it is our understanding that the SEC has consistently taken the position that two registered investment companies (such as Fund I and Fund II) are considered to be under common control when they have the same manager and investment advisor. The Company therefore believes that the Investment Advisory Agreement between FIG Advisors LLC, a wholly-owned subsidiary of FIG, and each of Fund I and Fund II, further supports the conclusion that Fund I and Fund II are under the common control of FIG.

      (a)   CONTRACTUAL CONTROL RELATIONSHIPS

            Fund I and Fund II are wholly-owned subsidiaries of FIF and FIF II, respectively. Fund MM and Fund MM II are the managing members of FIF and FIF II, respectively. Section 6.1(a) of each of the FIF and FIF II LLC Agreements provide that its "MANAGING MEMBER SHALL HAVE THE FULL, EXCLUSIVE AND ABSOLUTE RIGHT, POWER AND AUTHORITY TO MANAGE AND CONTROL [FIF AND FIF II] AND THE PROPERTY, ASSETS, AFFAIRS AND BUSINESS THEREOF" and further that "THE MANAGEMENT, OPERATION AND CONTROL OF [FIF AND FIF II] AND ITS BUSINESS AND THE FORMULATION OF INVESTMENT POLICY SHALL BE VESTED EXCLUSIVELY IN THE MANAGING MEMBER." Please see Annex A.

            Section 6.1(f) provides further voting and investment control in that "ANY AND ALL RIGHTS, INCLUDING VOTING RIGHTS, PERTAINING TO ANY PORTFOLIO INVESTMENTS SHALL BE VESTED EXCLUSIVELY IN [FIF AND FIF II] AND MAY BE EXERCISED ONLY BY THE MANAGING MEMBER." Please see Annex B.

            Fund MM and Fund MM II's control is irrevocably delegated to FIG pursuant to Section 6.1(c), which provides that, together with the Investment Management Agreement, Fund MM and Fund MM II "DELEGATE THE

            MANAGEMENT AND OPERATION OF [FIF AND FIF II] TO [FIG] TO THE FULLEST EXTENT PERMITTED BY LAW." Please see Annex C.

            FIG further exercises control over Fund MM and Fund MM II in its capacity as the managing member of each of those entities. Section 5.3(a) of the Fund MM and Fund MM II LLC Agreements provide that "THE BUSINESS AND AFFAIRS OF [FUND MM AND FUND MM II] SHALL BE MANAGED SOLELY AND EXCLUSIVELY BY THE OFFICERS UNDER THE SUPERVISION OF [FIG]." Please see Annex D.

            Rule 13d-3. Rule 13d-3 provides that a beneficial owner includes persons who, directly or indirectly, "has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose, or direct the disposition of, such security." The Company respectfully submits that FIG's control over the business, its voting rights with respect to portfolio investment decisions, and its exclusive right to formulate investment policy makes these entities a control group for 13D purposes.

            Rule 405. Rule 405 promulgated under the Securities Act of 1933, as amended, defines "control," including "under common control with," as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Company respectfully submits that the preceding analysis further supports that Fund I and Fund II are under the common control of FIG, as defined in Rule 405.

      (b)   INVESTMENT ADVISORY CONTROL

            The Company respectfully submits that Fund I and Fund II are further under the common control of FIG through the Investment Advisory Agreements between FIG Advisors LLC and each of Fund I and Fund II. As set forth in SEC Release No. 6646, two registered investment companies may be considered to be under common control where they "have the same manager and investment adviser...and...have officers and directors in common with each other and with the manager and investment adviser."

            Section 2 of each Investment Advisory Agreement sets forth that FIG Advisors LLC shall, among other things, "ACT AS INVESTMENT ADVISOR for and supervise and make recommendations with respect to the investment and reinvestment of [Fund I and Fund II's] assets in researching, making recommendations with respect to purchasing and selling securities and other assets for [Fund I and Fund II] AND IN VOTING, EXERCISING CONSENTS AND EXERCISING ALL OTHER RIGHTS APPERTAINING TO SUCH SECURITIES and other assets on behalf of [Fund I and Fund II]." See Annex E.

      (c)   FINANCIAL INTEREST

            The Company also considered FIG's financial interest in the FIG-sponsored entities that hold the controlling financial interest of the entities included in the combined financial statements. FIG holds a stated financial interest of approximately 1%. However,
            Section 4.2(a) of the FIF and FIF II LLC Agreements provide that, after each member (including the managing member) receives their return of capital and priority return (if applicable), its managing member, Fund MM and Fund MM II, respectively, is entitled to distributions of profit. Section 8.1 of the Fund MM LLC Agreement further provides that FIG, in its capacity as Class B Member of Fund MM, is entitled to 47.4% of the profit distributions made to Fund MM and owns a 25% equity interest in the entity that is entitled to the remainder of the profit distributions. Section 8.1 of the Fund MM II LLC Agreement provides that FIG, in its capacity as the sole Class B Member of Fund MM II, is entitled to 100% of the profit distributions made to Fund MM II. Accordingly, the financial interest of FIG in the entities that hold the controlling financial interests of the entities is not considered insignificant.

            Analysis of Accounting Literature. In analyzing the accounting literature, the Company looked to FAS 141, Business Combinations, and noted that the Statement does not define common control, nor did its predecessor, APB Opinion No. 16.

            The Company looked to EITF Opinion No. 02-5: Definition of "Common Control" in Relation to FASB Statement No. 141, for further guidance and noted that while the Task Force did not reach a consensus, the SEC Observer stated that SEC registrants should continue to follow paragraph 3 in determining whether common control of separate entities exists. Paragraph 3 indicates that if an entity holds more than 50 percent of the voting ownership interests of each entity, common control is established. In the Company's circumstance, FIG essentially has absolute control and, accordingly, the Company believes that the common control attribute is met.

            Finally, the Company considered EITF Opinion 04-5: Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. Here, again, the requirement for consolidation focuses on control and not economic interests. FIG holds voting control as described above and the other members do not hold substantive removal rights or participating rights. Accordingly, the Company believes that the accounting literature requires the presentation of combined financial statements.
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            MINORITY INTEREST

            The Company will comply with the Staff's request to break out minority interest of the non-FIG ownership interest in the combined financial statements.

                                    * * * * *

            Please contact the undersigned at (212) 735-3050 or Michael J. Schwartz at (212) 735-3694 should you require further information or have any questions.

                                             Very truly yours,


                                             /s/ Joseph A. Coco
                                             -------------------------
                                             Joseph A. Coco, Esq.